Filed pursuant to Rule 424 (b) (2)
Registration Statement No. 333-130074
Prospectus Supplement to the Prospectus dated December 5, 2006 and the Prospectus Supplement dated December 5, 2006 — No. 617
The Goldman Sachs Group, Inc. Medium-Term Notes, Series B $100,000,000
Enhanced Participation Enhanced Strategy-Linked Notes
due February 2008
(Linked to the GSCI Enhanced Strategy Excess Return)

     The amount that you will be paid on your notes on the stated maturity date, which is February 28, 2008 (unless extended due to market disruption, non-trading days or non-business days), is linked on a one-to-one basis to a decline in the GSCI Enhanced Strategy Excess Return, an index of commodity futures contracts which we refer to as the strategy, and on a three-to-one basis to an increase in the strategy, subject to a cap of 11.5%. Therefore, the maximum gain that you could realize on your investment will be 34.5% of the face amount of your notes.
     You could lose your entire investment in your notes; a negative percentage return on the GSCI Enhanced Strategy Excess Return will reduce the payment you will receive at stated maturity by the same negative percentage. However, the maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note (the minimum denomination) is limited to $1,345 (an amount equal to 134.5% of the face amount). In addition, we will not pay interest on the notes and we will not pay any other amount with respect to your notes prior to the stated maturity.
     We will determine the amount to be paid to you on your notes by first calculating the percentage increase or decrease, if any, in the GSCI Enhanced Strategy Excess Return from the initial strategy level of 351.20 to the final strategy level (the closing level on the determination date, which will be February 21, 2008, unless extended due to market disruption or non-trading days). We will then calculate the amount, if any, which you will be paid for your notes on the stated maturity date as follows:
•	if the percentage return on the GSCI Enhanced Strategy Excess Return is greater than or equal to the cap of 11.5%, we will pay you an amount in cash equal to (1) the face amount of your notes plus (2) the face amount of your notes multiplied by the maximum gain;

•	if the percentage return on the GSCI Enhanced Strategy Excess Return is greater than zero, but less than the cap of 11.5%, we will pay you an amount in cash equal to (1) the face amount of your notes plus (2) the face amount of your notes multiplied by three times the percentage increase;

•	if the percentage return on the GSCI Enhanced Strategy Excess Return is zero, we will pay you an amount in cash equal to the face amount of your notes; or

•	if the percentage return on the GSCI Enhanced Strategy Excess Return is negative, we will pay you an amount in cash equal to (1) the face amount of your notes minus (2) the face amount of your notes multiplied by the percentage decrease (with the product of the multiplication expressed as a positive amount).
     Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-10.
     Your investment in the notes involves a number of risks. In particular, assuming no changes in market conditions or other relevant factors, the market value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read “Additional Risk Factors Specific To Your Notes” on page S-3 so that you may better understand those risks.
Original issue date (settlement date): February 21, 2007
Original issue price: 100% of the face amount
Underwriting discount: 0.10% of the face amount
Net proceeds to the issuer: 99.90% of the face amount

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

     Goldman Sachs may use this prospectus supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.
     “GSCI” is a registered trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Goldman, Sachs & Co. The offered notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation, warranty or condition regarding the advisability of investing in the offered notes.
Goldman, Sachs & Co.

Prospectus Supplement dated February 13, 2007.

SUMMARY INFORMATION

     We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-10. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 5, 2006, as supplemented by the accompanying prospectus supplement, dated December 5, 2006, of The Goldman Sachs Group, Inc.
Key Terms

Issuer: The Goldman Sachs Group, Inc.
Strategy: GSCI Enhanced Strategy Excess Return (Bloomberg: “ENHGE10P”)
Strategy sponsor: Goldman, Sachs & Co., and any successor sponsor
Specified currency: U.S. dollars (“$”)
Face amount: each note will have a face amount equal to $1,000 or integral multiples in excess of $1,000; $100,000,000 in the aggregate for all the offered notes
Payment amount: on the stated maturity date, we will pay the holder of each note an amount in cash equal to:
•	if the strategy return is greater than or equal to the cap of 11.5%, (1) the face amount of the note plus (2) the face amount of the note multiplied by the maximum gain;

•	if the strategy return is greater than zero, but less than the cap of 11.5%, (1) the face amount of the note plus (2) the face amount of the note multiplied by three times the strategy return;

•	if the strategy return is zero, the face amount of the note; or

•	if the strategy return is negative, (1) the face amount of the note minus (2) the face amount of the note multiplied by the strategy return (with the product of the multiplication expressed as a positive amount).
The cap on the appreciation of the strategy will be 11.5% and the corresponding maximum gain will be 34.5% of the face amount of the note
Initial strategy level: 351.20

Final strategy level: the closing level of the strategy on the determination date, except in the limited circumstances described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event” on page S-11 and subject to adjustment as provided under “— Discontinuance or Modification of the Strategy” on page S-12
Strategy return: the result of (1) the final strategy level minus the initial strategy level divided by (2) the initial strategy level, expressed as a percentage
Maximum gain per face amount of note: the maximum gain will be 34.5% of the face amount of your note, which is the product of the cap multiplied by 3 (expressed as a percentage of the face amount of your note)
Trade date: February 13, 2007
Stated maturity date: February 28, 2008, subject to extension in the case of market disruption, non-trading days or non-business days
Determination date: February 21, 2008, subject to extension in the case of market disruption or non-trading days
No interest: the offered notes will not bear interest
No listing: the offered notes will not be listed or displayed on any securities exchange or interdealer market quotation system
Calculation agent: Goldman, Sachs & Co.
Business day: as described on page S-13
Trading day: as described on page S-13

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

     An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated December 5, 2006. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the strategy commodities, i.e., the commodity contracts comprising the strategy to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes In Market Conditions Or Any Other Relevant Factors, The Market Value Of Your Notes On The Date Of This Prospectus Supplement (As Determined By Reference To Pricing Models Used By Goldman, Sachs & Co.) Is Significantly Less Than The Original Issue Price
     The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.
     If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “— The Market Value Of Your Notes May Be Influenced By Many Factors That Are Unpredictable And Interrelated In Complex Ways” below.
     Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.
     There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have An Active Trading Market” below.
The Principal of Your Notes Is Not Protected
     The principal of your notes is not protected. Our cash payment on your notes on the stated maturity date will be linked on a one-to-one basis to a decline in the strategy over the life of the notes. Thus, you may lose your entire investment in your notes, depending on the final strategy level, as calculated by the calculation agent.
     Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the principal of your notes.

The Payment Amount on Your Notes Is Not
Linked to the Strategy Level at Any Time
Other than the Determination Date
     The final strategy level will be based on the closing level of the strategy on the determination date (subject to adjustments in case of market disruption or non-trading days). Therefore, if the closing level of the strategy dropped precipitously on the determination date, the payment amount for your notes may be significantly less than it would have been had the payment amount been linked to the closing level of the strategy prior to such drop in the strategy level. Although the actual strategy level at the stated maturity date or at other times during the life of your notes may be higher than the final strategy level, you will not benefit from the closing level of the strategy at any time other than on the determination date.
The Potential Return on Your Notes is Limited
     The maximum gain on your notes at maturity will be 34.5% of the face amount of your notes. If the strategy return is positive, i.e., there has been an increase in the strategy, you will participate in any such increase on a three-to-one basis, subject to the maximum gain of 34.5% of the face amount of your notes, which we will pay if the strategy return is 11.5% or more (i.e., one-third of the maximum gain on your notes). As a result, you will not benefit from any positive strategy return in excess of 11.5%.
     If the strategy return exceeds 11.5%, your return on the notes at maturity will be less than the return on a direct investment in the strategy (without taking into account dividends, account taxes and other costs related to such a direct investment).
Your Notes Do Not Bear Interest
     You will not receive any interest payments on your notes. Even if the amount payable on your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.
The Market Value of Your Notes May Be
Influenced by Many Factors that are
Unpredictable and Interrelated in Complex Ways
     When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell it in the open market before the stated maturity date. The following factors, many of which are beyond our control, will influence the market value of your notes:
•	the strategy level;

•	the volatility – i.e., the frequency and magnitude of changes in the level of the strategy;

•	economic, financial, regulatory and political, military or other events that affect commodity markets generally and the market segments of which the strategy commodities are a part, and which may affect the level of the strategy;

•	interest rate and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness.
     These factors will influence the price you will receive if you sell your notes before maturity. If you sell your notes before maturity, you may receive less than the face amount of your notes.
     You cannot predict the future performance of the strategy based on its historical performance. The actual performance of the strategy over the life of the offered notes, as well as the amount payable on the stated maturity date, may bear little or no relation to the historical levels of the strategy or to the hypothetical return examples shown elsewhere in this prospectus supplement.

If the Level of the Strategy Changes, the
Market Value of Your Notes May Not
Change in the Same Manner
     Your notes may trade quite differently from the performance of the strategy. Changes in the level of the strategy may not result in a comparable change in the market value of your notes. In part, this is because your notes are subject to a maximum gain of 34.5% of the face amount of your notes. The market value of your notes likely will be less than it would have been had your notes not been subject to a maximum gain. Even if the level of the strategy increases above the initial strategy level during the life of the notes, the market value of your notes may not increase by the same amount. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Trading and Other Transactions by Goldman, Sachs & Co. Relating to the Strategy and Commodity Futures Contracts and Their Underlying Commodities May Adversely Affect the Value of Your Notes
     Goldman, Sachs & Co. and its affiliates actively trade futures contracts and options on futures contracts on the commodities that underlie the strategy, over-the-counter contracts on these commodities, the underlying commodities included in the strategy and other instruments and derivative products based on numerous other commodities. Goldman, Sachs & Co. and its affiliates also trade instruments and derivative products based on the Goldman Sachs Commodity Index, which we call the GSCI, an index of physical, non-financial commodities, and its sub-indices. Trading in the futures contracts on commodities included in the GSCI, the underlying commodities and related over-the-counter products by Goldman, Sachs & Co. and its affiliates and unaffiliated third parties could adversely affect the value of the strategy, which could in turn affect the return on and the value of your notes.
     Goldman, Sachs & Co., its affiliates and other parties may issue or underwrite additional securities or trade other products the return on which is linked to the value of the strategy or other similar strategies. An increased level of investment in these products may negatively affect the performance of the strategy against its benchmark index, the GSCI-Excess Return (a sub-index of the GSCI), and could affect the strategy level and, therefore, the amount payable on your notes on the stated maturity date and the value of your notes before that date. In addition, the strategy sponsor has licensed and may continue to license the GSCI or any of its sub-indices or strategies similar to the strategy for use by other market participants, for publication in newspapers and periodicals, for distribution by information and data dissemination services and for various other purposes, any of which may contribute to an increased level of investment in the strategy or other similar strategies.
     Although we are not obligated to do so, we have elected to hedge our obligation under the notes with an affiliate of Goldman, Sachs & Co. That affiliate, in turn, will most likely directly or indirectly hedge any of its obligations through transactions in the futures and options markets. Goldman, Sachs & Co. and its affiliates may also issue or underwrite financial instruments with returns indexed to the strategy or the GSCI or any of its sub-indices.
You Have No Rights with Respect to
Commodities or Commodities Contracts or
Rights to Receive Any Commodities
     Investing in your notes will not make you a holder of any of the commodities underlying the strategy or any contracts with respect thereto. Neither you nor any other holder or owner of your notes will have any rights with respect to any strategy commodity. Any amounts payable on your notes will be made in cash, and you will have no right to receive delivery of any strategy commodity.

Our Business Activities May Create Conflicts
of Interest Between Your Interest in Your
Notes and Us
     As we have noted above, Goldman, Sachs & Co. and our other affiliates have engaged and expect to engage in trading activities related to the strategy and the strategy commodities that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the strategy or any other factor that may affect the amount that may be paid on the stated maturity date, could be adverse to your interests as a beneficial owner of your notes.
As Calculation Agent, Goldman, Sachs & Co.
Will Have the Authority to Make
Determinations that Could Affect the Value of
Your Notes and the Amount You May
Receive On the Stated Maturity Date
     As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the final strategy level on the determination date, which we will use to determine the amount we may pay on the stated maturity date, and determining whether to postpone the determination date and the stated maturity date because of a market disruption event, non-business days or non-trading days. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.
The Policies of Standard & Poor's and
Changes That Affect the GSCI and the
GSCI Commodities Could Affect the
Amount Payable on Your Notes and Their
Market Value
     The policies of Standard & Poor's concerning the calculation of the GSCI, additions, deletions or substitutions of the GSCI commodities comprising the GSCI, and the manner in which changes affecting those commodities (such as rebalancing of the GSCI commodities) are reflected in the strategy could affect the strategy level and, therefore, the amount payable on your notes on the stated maturity date, and the market value of your notes before that date. The amount payable on your notes and its market value could also be affected if Standard & Poor's changes these policies, for example, by changing the manner in which it calculates the GSCI, or if Standard & Poor's discontinues or suspends calculation or publication of the GSCI, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the strategy level is not available on the determination date because of a market disruption event, non-trading days or for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the strategy level on the determination date — and thus the amount payable on the stated maturity date — in a manner as described below under “Specific Terms of Your Notes — Consequences of a Market Disruption Event” and/or as it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the strategy level on the determination date and the amount payable on your notes more fully under “Specific Terms of Your Notes — Discontinuance or Modification of the Strategy” and “— Role of Calculation Agent” below.
Suspensions or Disruptions of Market
Trading in the Commodity and Related
Futures May Adversely Affect the Value of
Your Notes
     The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices may have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the value of the futures contracts underlying the strategy and the level of the strategy and, therefore, the value of your notes.
     In making its calculations of the level of the strategy as published on Bloomberg page ENHGE10P, if the relevant trading facility does not publish a settlement price as scheduled, or publishes a settlement price that, in the reasonable judgment of the strategy sponsor, is manifestly incorrect, the strategy sponsor may determine the settlement price in its reasonable judgment. In addition, if any day on which the strategy sponsor calculates the strategy is a day on which a relevant trading facility for an underlying contract is not open, then the strategy sponsor will use the settlement price for such contract as of the last day on which such trading facility was open. Under the circumstances described above, the level of the strategy and the value of your notes may be adversely affected.

     If a market disruption event occurs on any futures contract included in the strategy, the value of that contract at the determination date will not be calculated until a settlement price can be determined. If a market disruption event lasts more than five trading days, the calculation agent will calculate the final strategy level and the payment amount on the determination date in a commercially reasonable manner. Accordingly, the calculation of your payment may be delayed beyond what would otherwise be the determination date and may be subject to the judgment of the calculation agent. Additionally, regardless of the market disruption event, the strategy sponsor will continue to calculate the value of the strategy and publish such value on Bloomberg according to the process described above. Therefore, if a market disruption event occurs, the payment amount may not reflect the actual value of the strategy on the determination date.
     You may not receive your payment amount on the stated maturity date, February 28, 2008, if a market disruption event occurs or is continuing on the determination date, you will not receive your payment amount until the fifth business day after the final strategy level can be determined.
The Strategy May in the Future Include
Contracts That Are Not Traded On Regulated
Futures Exchanges
     The Goldman Sachs Commodity IndexTM(GSCI) was originally based solely on futures contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”). At present, the GSCI continues to be comprised exclusively of regulated futures contracts. As described below, however, the GSCI may in future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the same provisions of, and the protections afforded by, the Commodity Exchange Act of 1922, as amended, or other applicable statues and related regulations, that govern trading on regulated futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities and the inclusion of such contracts in the strategy may be subject to certain risks not presented by most exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.
Higher Future Prices of Commodities
Included in the Strategy Relative to Their
Current Prices May Decrease the Payment
Amount
     As the contracts that underlie the strategy come to expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in May may specify a July expiration. As time passes, the contract expiring in July is replaced by a contract for delivery in a later month, for example, August. This is accomplished by selling the July contract and purchasing the August contract. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the July contract would take place at a price that is higher than the price of the August contract, thereby creating a “roll yield”. Some commodities futures contracts have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the market for a commodities futures contract could result in negative “roll yields,” which could adversely affect the value of an index or strategy tied to that contract, if rolled to nearer rather than more distant delivery months. However, the strategy seeks to negate the effects of contango. See “The Strategy”.
Although the Strategy Includes the Same
Futures Contracts That Comprise the GSCI,
Its Value and Returns Will Likely Differ from
Those of the GSCI
     The strategy has different rules from the GSCI governing the procedure by which expiring positions in certain of the constituent futures contracts are rolled forward into more distant contract expirations, as explained in “The Strategy”. Since one component of the value of a commodity futures contract is the period remaining until its expiration, these differences are likely to produce different values for the strategy and the GSCI at any given time and, therefore, may produce differing returns.
Changes in the Composition and Valuation
of the GSCI May Adversely Affect Your Notes
     The composition of the GSCI may change over time, as additional futures contracts satisfy the eligibility criteria of the GSCI or futures contracts currently included in the GSCI fail to satisfy such criteria and those changes could impact the composition of the strategy. A number of modifications to the methodology for determining the contracts to be included in the GSCI, and for valuing the GSCI, have been made in the past several years and further modifications may be made in the future. Such changes could adversely affect the value of your notes.
     In the event that Standard & Poor’s discontinues publication of the GSCI or the strategy sponsor discontinues calculation of the strategy, the calculation agent will continue to calculate the strategy during the remaining term of your notes, based on the methodology described in this prospectus supplement.
Your Notes Are Indexed to a Strategy That
Reflects Excess Return, Not Total Return
     The return on your notes is indexed to the strategy, which, as discussed below, reflects the returns that are potentially available through an unleveraged investment in futures contracts included in the strategy. It is not, however, linked to a “total return” index or strategy which, in addition to reflecting those returns, would also reflect interest that could be earned on funds committed to the trading of the underlying futures contracts. The return on your notes will not include such a total return feature or interest component.
As Sponsor of the GSCI Enhanced Strategy
Excess Return, Goldman, Sachs & Co., Our
Affiliate, Will Have the Authority to Make
Determinations That Could Materially Affect
Your Notes in Various Ways And
Create Conflicts of Interest
     As further described under “The Strategy”, the GSCI Enhanced Strategy Excess Return

was developed, and is owned, by Goldman, Sachs & Co., our affiliate. Goldman, Sachs & Co. is responsible for the composition, calculation and maintenance of the GSCI Enhanced Strategy Excess Return. The relationship between the GSCI Enhanced Strategy Excess Return and the GSCI is discussed under “The Strategy”. The judgments that Goldman, Sachs & Co., as the sponsor of the GSCI Enhanced Strategy Excess Return, makes in connection with the composition, calculation and maintenance of the GSCI Enhanced Strategy Excess Return, could affect both the market value of your notes and the supplemental payment amount on your notes, if any. See “The Strategy” for additional details on the role of Goldman, Sachs & Co. as strategy sponsor.
     The role played by Goldman, Sachs & Co., as strategy sponsor, and the exercise by it of the kinds of discretion described above could present it with a conflict of interest of the kind described above under “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us”. Goldman, Sachs & Co., in its capacity as strategy sponsor, has no obligation to take your interests into consideration for any reason. Goldman, Sachs & Co. may decide to discontinue calculating and publishing the GSCI Enhanced Strategy Excess Return, which would mean that Goldman, Sachs & Co., our affiliate, as calculation agent, would have the discretion to make determinations with respect to the level of the GSCI Enhanced Strategy Excess Return for purposes of calculating the supplemental payment amount, if any.
Your Notes May Not Have an Active Trading Market
     Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.
The Calculation Agent Can Postpone the
Determination Date and the Stated Maturity
Date If a Market Disruption Event Occurs
     If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing, the determination date will be postponed until the first trading day on which no market disruption event occurs or is continuing and, in any event, not more than five business days. As a result, if the determination date is so postponed, the stated maturity date for your notes will also be postponed, although not by more than six business days. Thus, when the determination date is so postponed, you may not receive the cash payment that we are obligated to deliver on the stated maturity date until several days after the originally scheduled stated maturity date. Moreover, if the determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the determination date. If the determination date is postponed due to a market disruption event, the calculation agent will determine the final strategy level based on the procedures described under “Specific Terms of Your Notes – Consequences of a Market Disruption Event” below. In addition, if the calculation agent determines that the strategy level or any settlement price that must be used to determine the final strategy level is not available on the determination date for any other reason, then the calculation agent will determine the final strategy level based on its assessment, made in its sole discretion, of the level of the strategy or relevant settlement price on that day.
Certain Considerations for Insurance
Companies and Employee Benefit Plans
     Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.
The Tax Consequences of an Investment in
Your Notes Are Uncertain
     The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. We discuss these matters under “Supplemental Discussion of Federal Income Tax Consequences” below. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

SPECIFIC TERMS OF YOUR NOTES

     Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

     The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series B”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.
     This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series B medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.
     In addition to those terms described on the first two pages of this prospectus supplement, the following terms will apply to your notes:
     Specified currency:
•	U.S. dollars (“$”)
     Form of note:
•	global form only: yes, at DTC

•	non-global form available: no
     Denominations: each note registered in the name of a holder must have a face amount of $1,000, or integral multiples of $1,000 in excess thereof
     Defeasance applies as follows:
•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•	a business day for your notes will not be the same as a business day for our other Series B medium-term notes, as described under “— Special Calculation Provisions” below

•	a trading day for your notes will have the meaning described under “— Special Calculation Provisions” below
     Please note that the information about the settlement or trade date, issue price, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.
     We describe the terms of your notes in more detail below.
Strategy, Strategy Sponsor and Strategy Commodities
     In this prospectus supplement, when we refer to the strategy, we mean the strategy specified on the front cover page, or any successor strategy, as it may be modified, replaced or adjusted from time to time as described under
     “— Discontinuance or Modification of the

Strategy” below. When we refer to the strategy sponsor as of any time, we mean the entity, including any successor sponsor, that determines and publishes the strategy as then in effect. When we refer to the strategy commodities, we mean the commodity futures contracts that comprise the strategy as then in effect, after giving effect to any additions, deletions or substitutions.
Payment on the Stated Maturity Date
     The amount payable on the stated maturity date will be an amount in cash equal to:
•	if the strategy return is greater than or equal to the cap of 11.5%, (1) the face amount of your notes plus (2) the face amount of your notes multiplied by the maximum gain;

•	if the strategy return is greater than zero, but less than the cap of 11.5%, (1) the face amount of your notes plus (2) the face amount of your notes multiplied by three times the strategy return;

•	if the strategy return is zero, the face amount of your notes; or

•	if the strategy return is negative, (1) the face amount of your notes minus (2) the face amount of your notes multiplied by the strategy return (with the product of the multiplication expressed as a positive amount).
     The cap on the appreciation of the strategy will be 11.5% and the corresponding maximum gain will be 34.5% of the face amount of your notes. The initial strategy level is 351.20. The final strategy level will equal the closing level of the strategy on the determination date, except in the limited circumstances described under “— Consequences of a Market Disruption Event” and “— Discontinuance or Modification of the Strategy” below.
     The strategy return will be equal to the result of the final strategy level minus the initial strategy level divided by the initial strategy level, expressed as a percentage.
Stated Maturity Date
     The stated maturity date will be February 28, 2008 unless that day is not a business day,

in which case the stated maturity date will be the next following business day. If February 21, 2008 is not the determination date referred to below, however, then the stated maturity date will be the fifth business day following the determination date. The calculation agent may postpone the determination date — and therefore the stated maturity date — if a market disruption event occurs or is continuing on the scheduled determination date or that day is not a trading day. We describe market disruption events under “— Special Calculation Provisions” below.
Determination Date
     The determination date will be February 21, 2008, provided that, if the calculation agent determines that a market disruption event occurs or is continuing on that day or if that day is not a trading day, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur or is not continuing. In no event, however, will the determination date be later than February 28, 2008 or, if February 28, 2008 is not a business day, later than the first business day after February 28, 2008.
Consequences of a Market Disruption Event
     As indicated above, if a market disruption event (as described in “— Special Calculation Provisions — Market Disruption Event” below) occurs or is continuing on a day that would otherwise be the determination date, then the determination date will be postponed to the next following trading day on which a market disruption event does not occur or is not continuing. In no event, however, will the determination date be postponed past February 28, 2008 or, if that day is not a business day, the first business day following February 28, 2008. If the determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the determination date.
     In the event that the determination date is postponed due to market disruption or non-trading days as described above, the final strategy level will be determined by the calculation agent as follows:

•	with respect to each strategy commodity that is not affected by a market disruption event, the final strategy level will be based on the official settlement price of each such strategy commodity as published by the trading facility on which it is traded (which is referred to as the settlement price in this prospectus supplement) on February 21, 2008 or, if that day is not a trading day, the first trading day following February 21, 2008;

•	with respect to each strategy commodity that is affected by a market disruption event, the final strategy level will be based on the settlement price of each such strategy commodity on the first day immediately following February 21, 2008 on which no market disruption event is occurring with respect to such strategy commodity, unless such market disruption event continues with respect to any such strategy commodity for more than five trading days, in which event the price of each such strategy commodity to be used in calculating the final strategy level shall be determined by the calculation agent on the determination date; and

•	the calculation agent shall determine the final strategy level by reference to the settlement prices or other prices determined in the two preceding bullet points, using the then-current method for calculating the strategy.
Discontinuance or Modification of the Strategy
     If the strategy sponsor discontinues publication of the strategy and the strategy sponsor or anyone else publishes a substitute strategy that the calculation agent determines is comparable to the strategy, then the calculation agent will determine the final strategy level by reference to the substitute strategy. We refer to any substitute strategy approved by the calculation agent as a successor strategy.
     If the calculation agent determines that the publication of the strategy is discontinued and there is no successor strategy, or that the level of the strategy is not available on the determination date because of a market disruption event or for any other reason, the calculation agent will determine the final strategy level based on the procedures described under “— Consequences of a Market Disruption Event”

above and/or by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the strategy or the relevant settlement prices.
     If the calculation agent determines that the strategy, the strategy commodities or the method of calculating the strategy or the strategy commodities is materially changed at any time in any respect — including any addition, deletion or substitution and any reweighting or rebalancing of the strategy commodities, and whether the change is made by Standard & Poor’s with respect to the GSCI or by the strategy sponsor with respect to the strategy, is due to the publication of a successor strategy, is due to events affecting one or more of the strategy commodities or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in the strategy or the method of its calculation as it believes are appropriate to ensure that the final strategy level used to determine the amount payable on the stated maturity date is equitable.
     All determinations and adjustments to be made by the calculation agent with respect to the strategy may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.
Default Amount on Acceleration
     If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.
     For the purpose of determining whether the holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the face amount of each offered note as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.
Manner of Payment
     Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.
Modified Business Day
     As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day has a different meaning than it does for other Series B medium-term notes. We discuss this term under “— Special Calculation Provisions” below.
Role of Calculation Agent
     The calculation agent in its sole discretion will make all determinations regarding the strategy, market disruption events, business days, trading days, the determination date, the stated maturity date, the final strategy level, the default amount and the amount payable on the stated maturity date. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.
     Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your notes. We may change the calculation agent for your notes at any time after the original issue date without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions
Business Day
     When we refer to a business day with respect to your notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.
Trading Day
     When we refer to a trading day with respect to your notes, we mean a day on which (1) the strategy sponsor is open for business and the strategy is calculated and published by the strategy sponsor, (2) the calculation agent in New York is open for business and (3) all trading facilities on which the strategy commodities are traded are open for trading.
Default Amount
     The default amount for your notes on any day will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:
•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.
     During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.
Default Quotation Period
     The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:
•	no quotation of the kind referred to above is obtained or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.
     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.
     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.
Qualified Financial Institutions
     For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.
Market Disruption Event
     Any of the following will be a market disruption event:
•	a material limitation, suspension, or disruption of trading in one or more futures contracts included in the strategy which results in a failure by the trading facility on which each applicable futures contact is traded to report a settlement price for such contract on the day on which such event occurs or any succeeding day on which it continues, or

•	the settlement price for any futures contract included in the strategy is a “limit price”, which means that the settlement price for such contract for a day has increased or decreased from the previous day’s settlement price by the maximum amount permitted under applicable rules of the trading facility, or

•	failure by the applicable trading facility or other price source to announce or publish the settlement price for any futures contract included in the strategy.
     For this purpose, “settlement price” means the official settlement price of a futures contract included in the strategy as published by the trading facility on which it is traded.
     As is the case throughout this prospectus supplement, references to the strategy in this description of market disruption events includes the strategy and any successor strategy as it may be modified, replaced or adjusted from time to time.

HYPOTHETICAL RETURNS ON YOUR NOTES

     The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that various hypothetical strategy levels on the determination date could have on the payment amount at maturity assuming all other variables remain constant.
     The amounts in the leftmost column of the following table represent hypothetical closing levels of the strategy on the determination date. The levels in the second column from the left represent the hypothetical strategy returns. The levels in the third column from the left represent the hypothetical payment amounts for your notes on the stated maturity date, expressed in percentages of the face amount of your notes. Thus, a hypothetical payment amount of 100% means that the amount in cash that we would pay for your notes on the stated maturity date would equal 100% of the face amount of your notes, based on the corresponding hypothetical final strategy level and the assumptions noted below. The amounts in the fourth column from the left represent the hypothetical return on your notes on the stated maturity date.
     The information in the table reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the strategy. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000

No market disruption event occurs

No change in or affecting any of the strategy commodities or the method by which the strategy sponsor calculates the strategy
     The strategy has been highly volatile — meaning that the strategy level has changed substantially in relatively short periods — in the past and its performance cannot be predicted for any future period.
     The actual performance of the strategy over the life of the notes, as well as the amount payable on the stated maturity date, may bear little relation to the hypothetical examples shown below or to the historical levels of the strategy shown elsewhere in this prospectus supplement. For information about the level of the strategy during recent periods, see “The Strategy — Historical Closing Levels of the Strategy” below.
     Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment in the strategy commodities.
     Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the strategy commodities.

		Hypothetical
		Amount Payable as
Hypothetical Final	Hypothetical	Percentage of Face	Hypothetical Return
Strategy Level	Strategy Return	Amount	on Your Notes
491.68	40.00%	134.50%	33.54%
456.56	30.00%	134.50%	33.54%
421.44	20.00%	134.50%	33.54%
393.34	12.00%	134.50%	33.54%
391.59	11.50%	134.50%	33.54%
386.32	10.00%	130.00%	29.18%
379.30	8.00%	124.00%	23.36%
372.27	6.00%	118.00%	17.53%
365.25	4.00%	112.00%	11.69%
358.22	2.00%	106.00%	5.85%
351.20	0.00%	100.00%	0.00%
333.64	-5.00%	95.00%	-4.88%
316.08	-10.00%	90.00%	-9.77%
298.52	-15.00%	85.00%	-14.67%
263.40	-25.00%	75.00%	-24.48%
175.60	-50.00%	50.00%	-49.16%
87.80	-75.00%	25.00%	-74.15%
0.00	-100.00%	0.00%	-100.00%

     As this table indicates, you may lose all or a substantial portion of your investment. If, for example, the strategy declines by 50% over the life of the notes, then you will receive only 50% of the face amount of your notes on the stated maturity date.
     Payments on these notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond and an option, in each case, bought by the holder (with an implicit option premium paid over time by the holder). The discussion in this paragraph does not modify or affect the terms of the notes or the United States income tax treatment of the notes as described under “Supplemental Discussion of Federal Income Tax Consequences” below.

     We cannot predict the actual final strategy level on the determination date or the market value of your notes, nor can we predict the relationship between the strategy level and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive on the stated maturity date and the rate of return on the offered notes will depend on the actual final strategy level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash, if any, to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the table above.

USE OF PROCEEDS AND HEDGING

     We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.
     In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the strategy commodities, listed or over-the-counter options, futures or other instruments linked to the strategy or the strategy commodities and indices designed to track the performance of the relevant commodities markets or components of such markets on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates expect to unwind hedging transactions we have entered into in connection with the offered notes and perhaps in connection with other index-linked notes we issue, some of which may have returns linked to the strategy or the strategy commodities. Consequently, with regard to your notes, from time to time, we and/or our affiliates:
•	expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the strategy or some or all of the strategy commodities,

•	may take or dispose of positions in the strategy commodities or futures contracts relating thereto,

•	may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the relevant commodities markets or components of such markets, and/or

•	may take short positions in the strategy commodities or other securities of the kind described above — i.e., we and/or our affiliates may sell securities or strategy commodities of the kind that we do not own or that we borrow for delivery to purchaser.
     We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.
     In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the strategy or the strategy commodities. We expect these steps to involve sales of instruments linked to the strategy on or shortly before the determination date. These steps may also involve sales and/or purchases of some or all of the strategy commodities, or listed or over-the-counter options, futures or other instruments linked to the strategy, some or all of the strategy commodities or indices designed to track the performance of the relevant commodities markets or other components of such markets.

     The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Strategy or the Strategy Commodities May Impair the Value of Your Notes” and “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above for a discussion of these adverse effects.

THE STRATEGY

     The strategy sponsor owns the copyright and all rights to the strategy. The strategy sponsor has no obligation to continue to publish, and may discontinue publication of, the strategy. The consequences of strategy sponsor discontinuing or modifying the strategy are described in the section entitled “Specific Terms of Your Notes — Discontinuance or Modification of the Strategy” above. Neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the strategy or the strategy sponsor. You, as an investor in your notes, should make your own investigation into the strategy.
GSCI Enhanced Strategy Excess Return
     The GSCI Enhanced Strategy Excess Return reflects the excess returns that are potentially available through an unleveraged investment in the same futures contracts as are included in the GSCI® Index (which we refer to as the GSCI below), calculated on a basis similar to the GSCI, but modified to apply certain dynamic and seasonal rolling rules as discussed below.
Value of the Strategy
     The value of the strategy on any given day is equal to the total dollar weight of the strategy divided by a normalizing constant that assures the continuity of the strategy over time. The total dollar weight of the strategy is the sum of the dollar weight of each of the underlying commodities. The dollar weight of the strategy on any given day is equal to:
•	the daily contract reference prices,

•	multiplied by the appropriate contract production weights (CPWS) and,

•	during a roll period, the appropriate “roll weights” (discussed below).
     The daily contract reference price used in calculating the dollar weight of each commodity futures contract on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the trading facility is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of the strategy sponsor reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided, that, if the price is not made available or corrected by 4:00 P.M. New York City time, the strategy sponsor may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant calculation of the value of the strategy.
Calculation of the Strategy
     The value of the strategy on any GSCI business day is equal to the product of (i) the value of the strategy on the immediately preceding GSCI business day multiplied by (ii) the contract daily return on the GSCI business day on which the calculation is made plus 1. We use the term GSCI business day to mean each day on which the offices of the strategy sponsor in New York City are open for business. The value of the strategy has been normalized such that its hypothetical level on January 16, 1995 was 100.
Contract Daily Return
     The contract daily return on any given day is equal to the sum, for each of the commodities included in the GSCI, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate “roll weight,” divided by the total dollar weight of the strategy on the preceding day, minus one.
     The “roll weight” of a commodity reflects the fact that the positions in futures contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the strategy, like the GSCI, is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the strategy takes place over the fifth to ninth business days of each month (referred to as a “roll period”). On each day of the roll period, the “roll weights” of the current contract expirations and the next contract expiration (the next contract as designated by the strategy rules) into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the strategy is gradually shifted from the current contract expiration to the next contract expiration (the next contract as so designated).
     However, in order to gain exposure to the longer end of the curve when the front end is in contango, the strategy changes the standard rolling rules for the WTI crude oil and Brent crude oil contracts included in the GSCI.
     Three business days before the first day of the standard monthly GSCI Roll (the 5-9th business day of the month) the strategy applies the following dynamic rolling rule when determining to which new expiration a WTI crude oil futures contract or Brent crude oil futures contract is rolled:
•	If the percentage contango between the 1st and 2nd nearby WTI crude oil futures contracts is less than 0.50% (relative to the first nearby contract’s price), then the strategy rolls into the 2nd nearby contract expiration. Otherwise the WTI crude oil futures contract rolls into the 6th nearby contract expiration.

•	If the percentage contango between the 1st and 2nd nearby Brent crude oil futures contracts is less than 0.50% (relative to the first nearby contract’s price), then the strategy rolls into the 3rd nearby contract expiration. Otherwise the Brent crude oil futures contract rolls into the 7th nearby contract expiration.
     In the event that the dynamic rolling procedure set forth in the paragraph above occurs and the contract expiration that would otherwise have been in the sixth nearby contract expiration or seventh nearby contract expiration is no longer listed for trading or is otherwise unavailable for trading, the procedure shall revert to the standard GSCI procedure for rolling prior to the making of the adjustments set forth above, provided that if, in the reasonable judgment of the calculation agent, it is not practicable to revert to the standard GSCI procedure, or reverting to such procedure would not preserve for the parties the economics of the notes, the calculation agent may determine and utilize another methodology for effecting the rolling of the WTI or Brent contract, as the case may be, that, in the reasonable judgment of the calculation agent is reasonably designed to preserve such economics.
     In addition, the strategy modifies the rules for rolling five other futures contracts to reflect the seasonal demand for the underlying commodity, Accordingly, the Heating Oil contract is rolled only to the December contract, the Natural Gas contract is rolled only to the January contract, the Chicago Wheat contract is rolled only to the September or December contract, the Lean Hogs contract is rolled only to the April or August contract and the Live Cattle contract is rolled only to the April or October contract.
     If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:
•	no daily contract reference price is available for a given contract expiration;

•	any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as a “Limit Price”);

•	the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time. In that event, the strategy sponsor may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; provided, that, if the trading facility publishes a price before the opening of trading on the next day, the strategy sponsor will revise the portion of the roll accordingly; or

•	trading in the relevant contract terminates prior to its scheduled closing time.
     If any of these conditions exist throughout the roll period, the roll with respect to the effected contract will be affected in its entirety on the next day on which such conditions no longer exist.
Hypothetical Closing Levels of the Strategy
     The table set forth below illustrates, how the strategy has performed since January 16, 1995.
     The strategy has been calculated since March 2006. Accordingly, while the historical performance table set forth below is based on the selection criteria and methodology described herein, the strategy was not actually calculated and published prior to that time.
     The hypothetical historical performance reflected in the table set forth below is based on the strategy criteria identified above and on actual price movements in the relevant markets on the relevant date. We cannot assure you, however, that this performance will be replicated in the future or that the hypothetical closing levels of the strategy will serve as a reliable indicator of its future performance.

Hypothetical High, Low and Final Closing Levels of the Strategy

	High	Low	Close
2005
Quarter ended March 31	341.0509	271.8771	340.8503
Quaver ended June 30	353.4245	306.7914	340.9988
Quarter ended September 30	414.8004	340.9988	410.6289
Quarter ended December 31	410.6289	350.4966	383.2387
2006
Quarter ended March 31	412.1253	367.1043	397.7177
Quarter ended June 30	446.9653	397.7177	430.8541
Quarter ended September 30	447.1522	360.5468	370.2950
Quarter ended December 31	382.6510	356.7404	361.4672
2007
Quarter ended March 31 (through February 13, 2007)			352.3468
Closing level on February 13, 2007			352.3468

The GCSI
     The GSCI is a proprietary index that Goldman, Sachs & Co. developed. Effective February 8, 2007, The Goldman Sachs Group, Inc. (“GS Group”) completed a transaction with Standard & Poor’s by which GS Group sold to Standard & Poor’s all of the rights of Goldman, Sachs & Co. in the GSCI and all related indices and sub-indices, as well as certain intellectual property related to the GSCI. As of that date, therefore, Goldman, Sachs & Co. no longer owned the indices and is no longer responsible for the calculation, publication or administration of the indices, or for any changes to the methodology, except that Goldman, Sachs & Co. will provide Standard & Poor’s with certain support services during a limited transition period. However, all decisions with respect to the indices will be made, and the related actions will be taken, solely by Standard & Poor’s. Goldman, Sachs & Co. will have no control over any matters related to the Indices.
     It is expected that at some point in the near future the indices will be published under a different name. However, the closing of the sale, and the change in name of the indices, should not have any material effect on the indices or on the terms or value of the notes.
     The GSCI is an index on a production-weighted basket of physical non-financial commodities that satisfy specified criteria. The GSCI is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the GSCI are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities included in the GSCI are weighted, on a production basis, to reflect the relative significance (in the view of the strategy sponsor, in consultation with an advisory committee, as described below) of such commodities to the world economy. The fluctuations in the value of the GSCI are intended generally to correlate with changes in the prices of such physical commodities in global markets. The GSCI was established in 1991 and has been normalized such that its hypothetical level on January 2, 1970 was 100. Futures contracts on the GSCI, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.
     Set forth below is a summary of the composition of, and the methodology used to calculate, the GSCI as of the date of this prospectus supplement. The methodology for determining the composition and weighting of the GSCI and for calculating its value is subject to modification in a manner consistent with the purposes of the GSCI, as described below. Standard & Poor’s makes the official calculations of the GSCI and the strategy sponsor makes calculations of the strategy. At present, these calculations are performed continuously and are reported on Reuters Page GSCI with respect to the GSCI and are updated on Reuters at least once every three minutes during business hours on each GSCI Business Day. The settlement price for the strategy is reported on Bloomberg Page ENHGE10P at the end of each GSCI Business Day.
     Goldman, Sachs & Co., and certain of its affiliates will trade the contracts comprising the GSCI, as well as the underlying commodities and other derivative instruments thereon, for their proprietary accounts and other accounts under their management. Goldman, Sachs & Co., and certain of its affiliates may underwrite or issue other securities or financial instruments linked to the GSCI and related indices. These activities could present certain conflicts of interest and could adversely affect the value of the GSCI and the Strategy. There may be conflicts of interest between you and Goldman, Sachs & Co. See “Risk Factors—Trading and other transactions by Goldman, Sachs & Co. relating to the Strategy and commodity futures contracts and the underlying commodities may adversely affect the value of your notes” and “There may be conflicts of interest between you and Goldman, Sachs & Co.”
     In light of the rapid development of electronic trading platforms and the potential for significant shifts in liquidity between traditional exchanges and such platforms, the methodology for determining the composition of the GSCI and its sub-indices has been modified in order to provide market participants with efficient access to new sources of liquidity and the potential for more efficient trading. As a result, the GSCI methodology now provides for the inclusion of contracts traded on trading facilities other than exchanges, such as electronic trading platforms, if liquidity in trading for a given commodity shifts from an exchange to an electronic trading platform. Standard & Poor’s, in consultation with its advisory committee, will continue to monitor developments in the trading markets and will announce the inclusion of additional contracts, or further changes to the GSCI methodology, in advance of their effectiveness.
Composition of the GCSI
     In order to be included in the GSCI a contract must satisfy the following eligibility criteria:
•	The contract must be in respect of a physical commodity and not a financial commodity.

•	The contract must:
•	have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future;

•	at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement; and

•	be traded on a trading facility which allows market participants to execute spread transactions through a single order entry between pairs of contract expirations included in the GSCI that, at any given point in time, will be involved in the rolls to be effected in the next three roll periods.
     The commodity must be the subject of a contract that:
•	is denominated in U.S. dollars;

•	is traded on or through an exchange, facility or other platform (referred to as a “trading facility”) that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and that:
•	makes price quotations generally available to its members or participants (and to Standard & Poor's) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

•	makes reliable trading volume information available to Standard & Poor's with at least the frequency required by Standard & Poor's to make the monthly determinations;

•	accepts bids and offers from multiple participants or price providers; and

•	is accessible by a sufficiently broad range of participants.
     The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the “daily contract reference price”) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the GSCI. In appropriate circumstances, however, Standard & Poor's, in consultation with its advisory committee, may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.
     At and after the time a contract is included in the GSCI, the daily contract reference price for such contract must be published between 10:00 A.M. and 4:00 P.M., New York City time, on each business day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and, if Standard & Poor's is not such a member or participant, to Standard & Poor's) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.
     For a contract to be eligible for inclusion in the GSCI, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.
     A contract that is:
•	not included in the GSCI at the time of determination and that is based on a commodity that is not represented in the GSCI at such time must, in order to be added to the GSCI at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

•	A contract that is already included in the GSCI at the time of determination and that is the only contract on the relevant commodity included in the GSCI must, in order to continue to be included in the GSCI after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $5 billion and at least U.S. $10 billion during at least one of the three most recent annual periods used in making the determination.

•	A contract that is not included in the GSCI at the time of determination and that is based on a commodity on which there are one or more contracts already included in the GSCI at such time must, in order to be added to the GSCI at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized of at least U.S. $30 billion.
•	A contract that is already included in the GSCI at the time of determination and that is based on a commodity on which there are one or more contracts already included in the GSCI at such time must, in order to continue to be included in the GSCI after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $10 billion and at least U.S. $20 billion during at least one of the three most recent annual periods used in making the determination.

A contract that is:

•	already included in the GSCI at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the GSCI and each contract’s percentage of the total is then determined.

•	A contract that is not included in the GSCI at the time of determination must, in order to be added to the GSCI at such time, have a reference percentage dollar weight of at least 1.00%.
     In the event that two or more contracts on the same commodity satisfy the eligibility criteria:
•	such contracts will be included in the GSCI in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first, provided that no further contracts will be included if such inclusion would result in the portion of the GSCI attributable to such commodity exceeding a particular level.

•	If additional contracts could be included with respect to several commodities at the same time, that procedure is first applied with respect to the commodity that has the smallest portion of the GSCI attributable to it at the time of determination. Subject to the other eligibility criteria set forth above, the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on any other commodity are included, the portion of the GSCI attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the GSCI attributable to it.
     The contracts currently included in the GSCI are all futures contracts traded on the New York Mercantile Exchange, Inc. (“NYM”), the International Petroleum Exchange (“IPE”), the Chicago Mercantile Exchange (“CME”), the Chicago Board of Trade (“CBT”), the Coffee, Sugar & Cocoa Exchange, Inc. (“CSC”), the New York Cotton Exchange (“NYC”), the Kansas City Board of Trade (“KBT”), the Commodities Exchange Inc. (“CMX”) and the London Metal Exchange (“LME”). The futures contracts currently included in the GSCI, their percentage dollar weights (“PDW”), their market symbols, the exchanges on which they are traded and their contract production weights for 2007 are:

Trading	Commodity	2007
Facility	(Contract)	Contract Production Weight (CPW)
CBT	Wheat (Chicago Wheat)	15780.51
KBT	Wheat (Kansas Wheat)	5505.581
CBT	Corn	24061.91
CBT	Soybeans	6365.684
CSC	Coffee “C”	16286.43
CSC	Sugar #11	309190.4
CSC	Cocoa	3.2188
NYC	Cotton #2	42063.77
CME	Lean Hogs	59656.22
CME	Cattle (Live Cattle)	77822.17
CME	Cattle (Feeder Cattle)	15302.12
NYM	Oil (No 2 Heating Oil, NY)	82735.08
ICE	Oil (Gasoil)	231.3952

Trading	Commodity	2007
Facility	(Contract)	CPW
NYM	Oil (RBOB)	19369.38
NYM	Oil (WTI Crude Oil)	14323.18
ICE	Oil (Brent Crude Oil)	5852.833
NYM	Natural Gas	28946.93
LME	High Grade Primary Aluminum	33.1836
LME	Copper — Grade A	15.18
LME	Standard Lead	6.594
LME	Primary Nickel	1.152
LME	Special High Grade Zinc	9.302
CMX	Gold	83.14184
CMX	Silver	584.5006
     The quantity of each of the contracts included in the GSCI is determined on the basis of a five-year average (referred to as the “world production average”) of the production quantity of the underlying commodity as published by the United Nations Statistical Yearbook, the Industrial Commodity Statistics Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, Standard & Poor's, in consultation with its advisory committee, may calculate the weight of such commodity based on regional, rather than world, production data. At present, natural gas is the only commodity the weight of which is calculated on the basis of regional production data, with the relevant region being North America.
     The five-year moving average is updated annually for each commodity included in the GSCI, based on the most recent five-year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights, or CPWs, used in calculating the GSCI are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity. However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.
     In addition, Standard & Poor's performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the GSCI is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the GSCI to shift from contracts that have lost substantial liquidity into more liquid contracts, during the course of a given year. As a result, it is possible that the composition or weighting of the GSCI will change on one or more of these monthly evaluation dates. In addition, regardless of whether any changes have occurred during the year, Standard & Poor's reevaluates the composition of the GSCI, in consultation with its advisory committee, at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the GSCI. Commodities included in the GSCI and its sub-indices which no longer satisfy such criteria, if any, will be deleted.
     Standard & Poor's, in consultation with its advisory committee, also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the GSCI are necessary or appropriate in order to assure that the GSCI represents a measure of commodity market performance. Standard & Poor's has the discretion to make any such modifications, in consultation with its advisory committee.
Contract Expirations
     Because the GSCI is comprised of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations”. The contract expirations included in the GSCI and, as a result thereof, in a sub-index for each commodity during a given year are designated by Standard & Poor's, in consultation with its advisory committee, provided that each such contract must be an “active contract”. An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.
     If a trading facility deletes one or more contract expirations, the GSCI will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by Standard & Poor's. If a trading facility ceases trading in all contract expirations relating to a particular contract, Standard & Poor's may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the GSCI. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the GSCI. If that timing is not practicable, Standard & Poor's will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications and contract expirations.
License
     We and our affiliates have a non-exclusive license from Standard & Poor’s (“S&P”), a division of The McGraw-Hill Companies, Inc. to use the GSCI in connection with the offered notes.
     THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY S&P. S&P MAKES NO REPRESENTATION, CONDITION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THE NOTES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN SECURITIES GENERALLY OR IN THE NOTES PARTICULARLY OR THE ABILITY OF THE GSCI TO TRACK GENERAL STOCK MARKET PERFORMANCE. S&P’S ONLY RELATIONSHIP TO THE ISSUER IS THE LICENSING OF CERTAIN TRADEMARKS AND TRADE NAMES AND OF THE GSCI WHICH IS DETERMINED, COMPOSED AND

CALCULATED BY S&P WITHOUT REGARD TO THE NOTES. S&P HAS NO OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR THE OWNERS OF THE NOTES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE GSCI. S&P IS NOT RESPONSIBLE FOR AND HAS NOT PARTICIPATED IN THE DETERMINATION OF THE PRICES AND AMOUNT OF THE NOTES OR THE TIMING OF THE ISSUANCE OR SALE OF THE NOTES. S&P HAS NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING, OR TRADING OF THE NOTES.
     S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE GSCI OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, CONDITION OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY GOLDMAN, SACHS & CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, REPRESENTATIONS OR CONDITIONS, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OR CONDITIONS OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE AND ANY OTHER EXPRESS OR IMPLIED WARRANTY OR CONDITION WITH RESPECT TO THE GSCI OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS) RESULTING FROM THE USE OF THE GSCI OR ANY DATA INCLUDED THEREIN, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

     The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus with respect to United States holders.
     The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.
     This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:
•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source;

•	or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
     This section does not apply to you if you are a member of a class of holders subject to special rules, such as:
•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a regulated investment company;

•	a tax exempt organization;

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes;

•	or a person whose functional currency for tax purposes is not the U.S. dollar.
     Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

     Please consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
     You will be obligated pursuant to the terms of the notes—in the absence of an administrative determination or judicial ruling to the contrary— to characterize your notes for all tax purposes as a forward contract to purchase the strategy at the stated maturity date, for which payment was made on the issue date.
     If your notes are characterized as described above, your tax basis in your notes generally would equal your cost for your notes. Upon the sale or exchange of your notes, you would recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in your notes. The gain or loss generally would be short-term capital gain or loss if you hold the notes for one year or less and would be long-term capital gain or loss if you hold the notes for more than one year. If you purchase your notes in the initial offering and do not sell or exchange your notes before the maturity date, you would generally recognize long-term capital gain or loss equal to the difference between the amount of cash received at maturity and your tax basis in the notes.
     There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. In particular, the Internal Revenue Service could treat your notes as single debt instruments subject to special rules governing contingent payment obligations.
     Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield— i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes— and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.
     If the rules governing contingent payment obligations apply, you would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at that time and your adjusted basis in your notes. In general, if you purchase your notes on the original issue date, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes, in accordance with the comparable yield and the projected payment schedule for your notes.
     If the rules governing contingent payment obligations apply, any gain you recognize upon the sale or maturity of your notes would be ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.
     If the rules governing contingent payment obligations apply, special rules would apply to persons who purchase a note at other than the adjusted issue price as determined for tax purposes.
     It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above. For example, it is possible that the Internal Revenue Service may take the position that you are required to accrue the supplemental return over the life of the notes and that it should be characterized as ordinary income irrespective of the amount you receive upon the maturity of your notes.
Backup Withholding and Information Reporting
     Please see the discussion under “United States Taxation— Taxation of Debt Securities— Backup Withholding and Information Reporting—United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

     This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.
     The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the plan; governmental plans may be subject to similar prohibitions unless an exemption is available to the transaction. The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans, and, accordingly, prohibited transactions may arise if the notes are acquired by a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38), and transactions with service providers under an exemption in Section

408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less nor pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the Plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

     If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the offered notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. intends to resell the offered notes at the original issue price.
     In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $21,300. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

Page
Summary Information	S-2
Additional Risk Factors Specific To Your Notes	S-3
Specific Terms of Your Notes	S-10
Hypothetical Returns on Your Notes	S-15
Use Of Proceeds and Hedging	S-17
The Strategy	S-18
Supplemental Discussion of Federal Income Tax Consequences	S-26
Employee Retirement Income Security Act	S-28
Supplemental Plan of Distribution	S-29

Prospectus Supplement dated December 5, 2006

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S-20
Supplemental Plan of Distribution	S-21
Validity of the Notes	S-23

Prospectus dated December 5, 2006

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	47
Description of Units We May Offer	52
Description of Preferred Stock We May Offer	57
The Issuer Trusts	64
Description of Capital Securities and Related Instruments	66
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	93
Considerations Relating to Securities Issued in Bearer Form	99
Considerations Relating to Indexed Securities	103
Considerations Relating to Securities Denominated or Payable in or Linked to a Non U.S. Dollar Currency	106
Considerations Relating to Capital Securities	109
United States Taxation	112
Plan of Distribution	135
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140

$100,000,000
The Goldman Sachs Group, Inc.
Enhanced Participation Enhanced Strategy-
Linked Notes due February 2008
(Linked to the GSCI Enhanced Strategy Excess Return)
Medium-Term Notes, Series B

Goldman, Sachs & Co.